SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 2, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.

(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated May 2, 2007, announcing the launch by IBM and Dassault Systemes S.A. of 3DLive for Online 3D Collaborative Intelligence.

IBM and Dassault Systèmes Launch 3DLive for Online 3D Collaborative Intelligence

Connecting People Live in 3D

Paris, France – May 2, 2007 – IBM and Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced the availability of 3DLive collaborative intelligence solutions to maximize interaction, improve decision making and accelerate innovation. 3DLive leverages the full power of real-time 3D through an intuitive user interface to search, navigate and collaborate online, which puts product intellectual property (IP) at the fingertips of everybody involved in PLM activities, wherever they are.

“3DLive literally puts all stakeholders on the same page, using 3D as a universal media through which they can work together, accelerating decision making and driving innovation, in production, marketing, project management and at the executive level. We are leveraging the PLM IP we built up over the years in new ways,” says Thierry Delaporte, VP Deputy Operation Office, Space Engines Division, Snecma, SAFRAN Group. “With 3DLive, we can maximize our existing PLM investments.”

“With 3DLive, Dassault Systèmes is introducing its next generation of online 3D applications, which will use 3D as a powerful online media to expand collaborative product innovation communities,” says Dominique Florack, senior executive vice president, product - R&D, Dassault Systèmes. 3DLive is a revolutionary lightweight solution composed of ‘live’ applications that broaden the collaborative nature of PLM, first available for CATIA, ENOVIA and DELMIA.

“3DLive is a truly revolutionary solution that offers benefits never before envisioned in product development and team collaboration,” explains Al Bunshaft, vice president, IBM PLM Solutions. “The power to conceptualize, develop and deliver products in a shared environment over the Web presents enormous possibilities for customers seeking an advantage in the fast-paced and ultra-competitive markets where they do business.”

3DLive will become available to all customers by late June. General availability for DS is immediate and late June for IBM.

All new online applications from Dassault systèmes will be labeled Version 6.

###

About IBM

To learn more about IBM and PLM, visit: www.ibm.com/solutions/plm

About Dassault Systèmes

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contacts:

Mikiko Igarashi (AP) +81-3-5442-4138 mikiko_igarashi@ds-jp.com	Derek Lane (DS Americas) +1(818) 673-2243 derek_lane@ds-us.com	Arnaud Malherbe (DS EMEA) +33 (0)1 55 49 87 73 arnaud_malherbe@ds-fr.com

IBM Press Contact :

Tim O’Malley

IBM SWG - PLM Communications

+1 203-702-4844

tomalley@us.ibm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: May 2, 2007	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration